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Exhibit 99.18

NOTE AGREEMENT

    This NOTE AGREEMENT, dated as of June 15, 2001 (as amended, modified or supplemented from time to time, this "Agreement"), is entered into by and between PICTURETEL CORPORATION, a Delaware corporation ("Company"), and POLYCOM, INC., a Delaware corporation ("Purchaser").

RECITALS

    A.  Pursuant to the terms of an Agreement and Plan of Merger, dated as of May 24, 2001 (the "Merger Agreement"), among Purchaser, Pharaoh Acquisition Corp. and Purchaser, and on the terms and subject to the conditions set forth herein, Purchaser is obligated to purchase from Company, and Company is obligated to sell to Purchaser, (i) a senior convertible note having an original principal amount of $6,600,000 (the "First Note") and (ii) a senior convertible note having an original principal amount of $34,900,000 (the "Second Note"). The First Note and the Second Note are referred to individually as a "Note" and collectively as the "Notes."

    B.  Capitalized terms not defined in Section 8 hereof or otherwise defined herein shall have the meaning set forth in the form of Note (as defined below) attached hereto as Exhibit A.

AGREEMENT

    NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

    1.  The Notes.  The sale and purchase of each of the Notes shall take place at a closing ("Closing") to be held upon the satisfaction of the conditions set forth in Section 6.22 of the Merger Agreement at such place and time as Company and Purchaser may determine ("Closing Date"). At the Closing, Company will deliver to Purchaser the Notes to be purchased by Purchaser, against receipt by Company of the principal amount of the Notes. Each of the Notes will be registered in Purchaser's name in Company's records.

    2.  Representations and Warranties of Company.  Company represents and warrants to Purchaser that:

      (a)  Due Incorporation, Qualification, etc.  Each of Company and its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a Material Adverse Effect.

      (b)  Authority.  The execution, delivery and performance by Company of each Transaction Document to be executed by Company and the consummation of the transactions contemplated thereby (i) are within the power of Company and (ii) have been duly authorized by all necessary actions on the part of Company.

      (c)  Enforceability.  Each Transaction Document executed, or to be executed, by Company has been, or will be, duly executed and delivered by Company and constitutes, or will constitute, a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

      (d)  Non-Contravention.  The execution and delivery by Company of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Certificate of Incorporation or Bylaws of the Company or any judgment, order, writ, decree, statute, rule or regulation applicable to

  Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any mortgage, indenture, agreement, instrument or contract to which Company is a party or by which it is bound except to the extent such violation, breach or acceleration could not reasonably be expected to result in a Material Adverse Effect; or (iii) result in the creation or imposition of any Lien upon any property, asset or revenue of Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any permit, license, authorization or approval applicable to Company, its business or operations, or any of its assets or properties except to the exent such suspension, revocation, impairment, forefeiture or nonrenewal could not reasonably be expected to have a Material Adverse Effect.

      (e)  Approvals.  No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or other Person (including, without limitation, the shareholders of any Person) is required in connection with the execution and delivery of the Transaction Documents executed by Company and the performance and consummation of the transactions contemplated thereby.

      (f)  No Violation or Default.  None of Company or Company's Subsidiaries is in violation of or in default with respect to (i) its Certificate of Incorporation or Bylaws or any judgment, order, writ, decree, statute, rule or regulation applicable to such Person; (ii) any mortgage, indenture, agreement, instrument or contract to which such Person is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a Material Adverse Effect.

      (g)  Litigation.  No actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of Company, threatened against Company or Company's Subsidiaries at law or in equity in any court or before any other governmental authority which if adversely determined (i) would (alone or in the aggregate) have a Material Adverse Effect or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by Company of the Transaction Documents or the transactions contemplated thereby.

      (h)  Other Regulations.  None of Company or its Subsidiaries is subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any federal or state statute or regulation limiting its ability to incur Indebtedness.

    3.  Representations and Warranties of Purchaser.  Purchaser represents and warrants to Company upon the acquisition of each Note as follows:

      (a)  Binding Obligation.  Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement and each Note issued to Purchaser is a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

      (b)  Securities Law Compliance.  Purchaser has been advised that the Notes have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Purchaser is aware that, except as set forth in the Registration Rights Agreement, Company is under no obligation to effect any such registration with respect to the Notes or to file for or comply with any exemption from registration. Purchaser is purchasing the Notes to be acquired by Purchaser hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. Purchaser is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

    4.  Conditions to Closing of the Purchaser.  Purchaser's obligations at the Closing are subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions, any of which may be waived in whole or in part by Purchaser:

      (a)  Representations and Warranties.  The representations and warranties made by Company in Section 2 hereof shall have been true and correct when made, and shall be true and correct on such Closing Date.

      (b)  Governmental Approvals and Filings.  Except for any notices required or permitted to be filed after such Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

      (c)  Legal Requirements.  At the Closing, the sale and issuance by Company, and the purchase by Purchaser, of the Notes shall be legally permitted by all laws and regulations to which Purchaser or Company are subject.

      (d)  Transaction Documents.  Company shall have duly executed and delivered to Purchaser this Agreement and the Note then being issued hereunder.

    5.  Conditions to Obligations of Company.  Company's obligation to issue and sell the Notes at the Closing is subject to the fulfillment, on or prior to the Closing Date, of the following conditions, any of which may be waived in whole or in part by Company:

      (a)  Representations and Warranties.  The representations and warranties made by Purchaser in Section 3 hereof shall be true and correct when made, and shall be true and correct on such Closing Date.

      (b)  Governmental Approvals and Filings.  Except for any notices required or permitted to be filed after such Closing Date with certain federal and state securities commissions, Company shall have obtained all governmental approvals required in connection with the lawful sale and issuance of the Notes.

      (c)  Legal Requirements.  At such Closing, the sale and issuance by Company, and the purchase by Purchaser, of the Notes shall be legally permitted by all laws and regulations to which Purchaser or Company are subject.

      (d)  Purchase Price.  Purchaser shall have delivered to Company with respect to the First Note and to the Account (as defined below) with respect to the Second Note the principal amount of the Note being purchased by Purchaser referenced in Section 1(c) hereof.

    6.  Use of Funds from Second Note.

      (a)  Account.  If Company issues the Second Note to Purchaser hereunder, the proceeds of such Note shall be deposited by Purchaser in an interest bearing account at a bank or other account mutually agreed upon by Company and Purchaser in which Purchaser has a first priority perfected security interest (the "Account"), and which Account shall be subject to no Liens other than the Lien in favor of Purchaser. Except as otherwise permitted by Section 6(b), Section 6(c) and Section 6(d), Company shall not withdraw any funds from the Account without the prior written consent of Purchaser.

      (b)  Withdrawals from the Account.  Company may make withdrawals from the Account as follows:

         (i) if Company's Net Revenue for the quarter ended June 30, 2001 is less than 90% of Company's Net Revenue for the quarter ended March 31, 2001, Company may withdraw up to $2,000,000 from the Account;

        (ii) if Company's Net Revenue for the quarter ended September 30, 2001 is less than 90% of Company's Net Revenue for the quarter ended March 31, 2001, Company may withdraw up to $2,000,000 from the Account;

        (iii) if Company's Net Revenue for the quarter ended December 31, 2001 is less than 90% of Company's Net Revenue for the quarter ended March 31, 2001, Company may withdraw up to $2,000,000 from the Account; and

        (iv) if Company's Net Revenue for the quarter ended March 31, 2002 is less than 90% of Company's Net Revenue for the quarter ended March 31, 2001, Company may withdraw up to $2,000,000 from the Account;

  provided that, (A) in no event shall the withdrawals from the Account permitted by this Section 6(b) exceed $6,000,000 in the aggregate; (B) Company may not make any withdrawals from the Account unless it has used all of the proceeds of the First Note and has $6,000,000 or less of cash and Cash Equivalents; and (C) Company shall not make a withdrawal from the Account with respect to any quarter if Company's total operating expenses (excluding acquisition costs and restructuring expenses and retention bonuses to which Purchaser has agreed in the Merger Agreement) for such quarter exceed the Company's operating expenses for the quarter ended March 31, 2001, in each case with such operating expenses being determined in accordance with GAAP, subject to the foregoing exclusions. For purposes of this Section 6(b), Net Revenue and operating expenses, subject to the foregoing exclusions, shall be determined from financial reports made publicly available by Company.

      (c)  Merger Extension.  If Company and Purchaser agree to extend the "End Date" as set forth in Section 8.1(b)(ii) of the Merger Agreement by at least three additional months, (i) Company may withdraw up to $9,000,000 from the Account in addition to the amounts permitted to be withdrawn under Section 6(c) and (ii) if, after such extension, the Merger Agreement is terminated, Company may withdraw any amounts remaining in the Account.

      (d)  Merger Agreement Termination.  If the Merger Agreement is terminated in circumstances other than those giving rise to a Repurchase Event (as defined in the Notes), Company may withdraw any amounts remaining in the Account. If the Merger Agreement is terminated in circumstances giving rise to a Repurchase Event, immediately after such termination any amount remaining in the Account shall be paid to the holder of the Second Note and applied to the repayment of the principal amount thereof.

      (e)  Notice of Withdrawal.  Prior to withdrawing any amounts from the Account, Company shall deliver to Purchaser an officer's certificate executed by the chief executive officer, president or chief financial officer of Company stating that Company intends to make a withdrawal from the Account, the applicable subsection of this Section 6 under which the withdrawal is being made, and in the case of any withdrawal permitted by Section 6(b), (i) specifying Company's Net Revenue for the applicable quarter and the percentage that such Net Revenue is of Company's Net Revenue for the quarter ended March 31, 2001, (ii) specifying Company's cash and Cash Equivalents as of the most recent date practicable and (iii) providing a calculation of Company's total operating expenses for the applicable quarter, subject to the exclusions specified in Section 6(b), compared to Company's operating expenses for the quarter ended March 31, 2001.

      (f)  Accountant Review; Arbitration.  (i) In the event that Purchaser provides an Objection Notice in connection with a requested withdrawal by Company pursuant to Section 6(b) hereof, the Company may submit such dispute to PricewaterhouseCoopers, LLP or other nationally recognized independent accounting firm reasonably acceptable to Purchaser (the "Reviewing Accountants"). Within 15 days of such dispute being submitted to the Reviewing Accountants, the Reviewing Accountants shall, in accordance with the standards set forth in Section 6(b), review the items and amounts set forth and objected to in the Objection Notice and determine whether Company has met the conditions to withdrawal under Section 6(b). In the event the Reviewing Accountants make a determination that Company has met such conditions, Company shall immediately be permitted to make the requested withdrawal. The determination of the Reviewing Accountants shall be final, binding on the parties and such determination shall not be appealable to or reviewable by any court or arbitrator.

        (ii) In the event Purchaser provides an Objection Notice in connection with a withdrawal request by Company pursuant to Section 6(c) or (d) hereof, or in the event that Purchaser gives a notice of an Event of Default to Morgan Stanley & Co. Incorporated ("Broker") under the Account Control Agreement and Company disputes the existence of such Event of Default, or if Purchaser and Company dispute the existence of an Event of Default under any Note, Company may submit such dispute to arbitration (the "Arbitration") in order to determine whether the conditions of Section 6(c) or (d), as applicable, have been met or whether an Event of Default has occurred. The Arbitration shall be administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules then existing (the "Rules"). The Arbitration shall be before three arbitrators (one to be chosen by Company, one to be chosen by Purchaser and the third to be chosen by the first two arbitrators or, if the first two arbitrators are unable to agree upon a third arbitrator, by the American Arbitration Association). The venue of such arbitration shall be New York, New York or any other place mutually agreed to by Company and Purchaser. In the event the arbitrators determine that Company has met such conditions for withdrawal, Company shall immediately be permitted to make the requested withdrawal and Purchaser shall immediately execute all documents and take all actions, if any, necessary for such withdrawal. In the event the arbitrators determine that an Event of Default under the Notes has not occurred, then Purchaser shall withdraw any notice of an Event of Default given to Broker. Any determination rendered by the arbitrators in accordance with the Rules shall be final, binding and and such determination shall not be appealable to or reviewable by any court or other arbitrator. The parties hereby agree to the institution of any available expedited or other "fast track" or other mechanisms or procedures that would have the effect of streamlining or increasing the speed of the Arbitration. Any controversy concerning whether a matter is an arbitrable matter, or as to the interpretation or enforceability of this paragraph shall be determined by the arbitrators.

        (iii) Following a determination or an arbitration under clause (i) or (ii) of this Section 6(f) which is resolved in favor of Company, Purchaser shall not be entitled to submit additional Objection Notices with respect to a matter which has already been determined or arbitrated under such clauses (i) or (ii), as applicable.

        (iv) The parties agree that any Arbitration held pursuant to this Agreement shall have no res judicata or collateral estoppel effect on any litigation between the parties of the same or any other issues or disputes under the Merger Agreement. Each of the parties agrees that it will not, and that it will cause each of its officers, directors, employees, affiliates, agents, representatives, attorneys and advisors not to, introduce into evidence or refer to any portion of any of the proceedings of any such Arbitration, including any determination made by the arbitrators in any such proceeding, in any such litigation, and that any such proceedings shall not have any effect or bearing on such litigation.

      (g)  Extensions of Credit under Senior Loan Agreement.  Until such time as the funds in the Account have either been released in full to the Company or paid to the holder of the Second Note and applied to the repayment of the principal amount thereof, as applicable pursuant to the terms of the Transaction Documents, neither Company nor its Subsidiaries will obtain any further loans or letters of credit under the Loan and Security Agreement, dated as of August 21, 2000, entered into by and among Congress Financial Corporation (New England), the Company and certain subsidiaries of the Company from time to time party thereto, as such agreement may be amended, modified or supplemented from time to time.

    7.  Covenant of Purchaser.  So long as Purchaser holds any Note, Purchaser agrees that it will not engage in any short selling which would constitute market manipulation of Company's Common Stock. Nothing in this section will prevent Purchaser from exercising its rights under the Transaction Documents, including without limitation sales under the Registration Rights Agreement or sales, dispositions or other transfers in accordance with Section 3 of the Letter Agreement (as defined below). Furthermore, nothing in this section will restrict the ability of Purchaser to sell or purchase shares of Company's Common Stock in open market transactions.

    8.  Definitions.  As used in this Agreement, the following capitalized terms have the following meanings:

      "Account Control Agreement" means the Account Control Agreement, dated June 15, 2001, among Company, Purchaser and Morgan Stanley & Co. Incorporated, as amended, modified or supplemented from time to time

      "Cash Equivalents" means any of the following: (a) securities issued directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than one year from the date of acquisition; (b) U.S. dollar denominated time deposits, certificates of deposit and bankers' acceptances of any bank whose short-term commercial paper rating from Standard & Poor's is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (an "Approved Bank"), in each case with maturities of not more than 90 days from the date of acquisition; (c) commercial paper issued by any Approved Bank or by the parent company of any Approved Bank and commercial paper issued by, or guaranteed by any company with a short term commercial paper rating of at least A-1 or the equivalent thereof by Standard & Poor or at least P-1 or the equivalent thereof by Moody's and in each case maturing within 90 days after the date of acquisition; and (d) investments in money market funds substantially all of the assets of which are comprised of securities of the types described in the foregoing clauses (a) through (c).

      "GAAP" means generally accepted accounting principles as in effect in the United States of America from time to time.

      "Lien" means, with respect to any property, any security interest, mortgage, pledge, lien, claim, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, capital lease or other title retention agreement, or any agreement to provide any of the foregoing, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction.

      "Material Adverse Effect" means (a) a Material Adverse Effect as defined in the Merger Agreement; (b) a material adverse effect on the ability of Company to pay or perform the Obligations in accordance with the terms of this Notes and to avoid an Event of Default, or an event which, with the giving of notice or the passage of time or both, would constitute an Event of Default; or (c) a material adverse effect on the rights and remedies of a holder under this Agreement, any Note or any related document, instrument or agreement.

      "Net Revenue" means the net revenue of the Company and its consolidated Subsidiaries as reflected in an income statement prepared in accordance with GAAP.

      "Objection Notice" has the meaning set forth in the Account Control Agreement.

      "Obligations" means all loans, advances, debts, liabilities and obligations, howsoever arising, owed by Company to Purchaser or any holder of a Note of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of the Notes or this Agreement, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

      "Security Agreement" means the security agreement to be entered into by and between Company and Purchaser to secure the Obligations, as the same may be amended, modified or otherwise supplemented from time to time.

      "Transaction Documents" means this Agreement, the Registration Rights Agreement, the Security Agreement, each Note, the Account Control Agreement and each other document, agreement, or instrument entered into in connection with this Agreement or the Notes.

    9.  Miscellaneous.

      (a)  Waivers and Amendments.  Any provision of this Agreement may be amended, waived or modified only upon the written consent of Company and Purchaser.

      (b)  Governing Law.  This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions of the State of New York or of any other state.

      (c)  Survival.  The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

      (d)  Successors and Assigns.  Subject to the restrictions on transfer described in Sections 9(e) and 9(f) below, the rights and obligations of Company and Purchaser of the Notes shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

      (e)  Registration, Transfer and Replacement of the Notes.  The Notes issuable under this Agreement shall be registered notes. Company will keep, at its principal executive office, books for the registration and registration of transfer of the Notes. Prior to presentation of any Note for registration of transfer, Company shall treat the Person in whose name such Note is registered as the owner and holder of such Note for all purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to any restrictions on or conditions to transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at Company's chief executive office, and promptly thereafter and at Company's expense, except as provided below, receive in exchange therefor one or more new Note(s), each in the principal requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered. Upon receipt by Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid, dated the date of such Note.

      (f)  Assignment by Company; Assignment by Purchaser.  Neither the Notes nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by Company without the prior written consent of Purchaser. Purchaser will not assign, by operation of law or otherwise, the Notes or any of its rights, interests or obligations hereunder without the prior written consent of Company except in accordance with Section 3 of the letter agreement, dated June 15, 2001, between Company and Purchaser (as amended, modified or supplemented from time to time, the "Letter Agreement").

      (g)  Entire Agreement.  This Agreement together with the Notes, the Exclusivity Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

      (h)  Notices.  Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    If to Company, to:

    PictureTel Corporation
    100 Minuteman Road
    Andover, MA 01810
    Attention: Lewis Jaffe
    Telecopy No.: (978) 292-3394

    with a copy to:

    Ropes & Gray
    One International Place
    Boston, MA 02110
    Attention: Howard K. Fuguet, Esq.
    Telecopy No.: (617) 951-7050

    If to Purchaser, to:

    Polycom, Inc.
    1565 Barber Lane
    Milpitas, CA 95035
    Attention: Robert C. Hagerty and Frederick Gonzalez
    Telecopy No.: (408) 474-2955

    with a copy to:

    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, CA 94304
    Attention: Mark A. Bertelsen, Esq.
    Telecopy No.: (650) 496-4367

      (i)  Severability of this Agreement.  If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      (j)  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

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    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:
PICTURETEL CORPORATION
By:	/s/ DALTON T. EDGECOMB
Name:	Dalton T. Edgecomb
Title:	Chief Financial Officer
PURCHASER:
POLYCOM, INC.
By:	/s/ MICHAEL R. KOUREY
Name:	Michael R. Kourey
Title:	Chief Financial Officer

EXHIBIT A

FORM OF NOTE

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  Exhibit 99.18
NOTE AGREEMENT
EXHIBIT A FORM OF NOTE